Exhibit 99.1

ITAÚ UNIBANCO HOLDINGS.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market that it received, through its affiliates, shares issued by Itaú CorpBanca within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (“Chapter 11”). Accordingly, our equity interest increased from 55.96% to 65.62% of the total and voting capital of Itaú CorpBanca. Additionally, as a result of Chapter 11 and the transfer of shares from Corp Group to Itaú Unibanco’s affiliates, the stockholders’ agreement of Itaú CorpBanca, entered into on April 1, 2016 between companies of the Corp Group, on one side, and Itaú Unibanco and/or its affiliates, on the other side, was fully terminated. Finally, this operation is not expected to have any significant impact on Itaú Unibanco’s results in this fiscal year. São Paulo (SP), July 15, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence